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04015827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-65905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 12,2003 AND ENDING December 31,2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mid-Market Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 James Road
(No. and Street)

Mount Kisco	NY	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert W. Wien 914-242-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaplan, Paul M.
(Name – *if individual, state last, first, middle name*)

570 W Mt.Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Wien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Market Securities, LLC, as of DEcember 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior ManagingDirector
Title

February 23, 2004

Notary Public

TERRI-ANN TERTECHNY
Notary Public, State of New York
No. 41-4697461
Qualified in Queens County
Commission Expires March 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

CRD NO. 126750

YEAR ENDED DECEMBER 31, 2003

MID MARKET SECURITIES, LLC

DECEMBER 31, 2003

FINANCIAL STATEMENTS

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

To the Member
Mid-Market Securities, LLC
Mount Kisco, NY

I have audited the accompanying statement of financial condition of Mid-Market Securities, LLC as of December 31, 2003 , and the related statements of income, changes in members' equity and cash flows for the year that ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Market Securities, LLC as of December 31, 2003 and the results of operations, cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant
February 5, 2004

973-992-8989
FAX 973-716-0832
800-799-4785
info@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

MID-MARKET SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	7,267
Other assets		330
	$	7,597

Commitments and Contingent Liabilities	-

MEMBER'S EQUITY

MEMBERS' EQUITY	$	7,597

See notes to financial statements.

MID-MARKET SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Interest income	$ 75
	75
EXPENSES	
Regulatory fees	7,004
Other operating expenses	418
	7422
NET (LOSS)	$ (7347)

See notes to financial statements

MID-MARKET SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

BALANCE, February 12, 2003	$	-0-
Member's contributions		14,944
Net (loss)		(7,347)
BALANCE, December 31, 2003	$	7,597

See notes to financial statements.

MID-MARKET SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(7,347)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets		
Prepaid expenses		(330)
Net cash (used) by operating activities		(7,667)
CASH FLOW PROVIDED BY FINANCING ACTIVITIES:		
Members contributions		14,944
Net cash provided by financing activities		14,944
NET INCREASE IN CASH		7,267
CASH- beginning of the year		-0-
CASH- end of the year	$	7,267
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:		
Cash paid during the year for Interest	$	-0-

See notes to financial statements.

MID MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS:
MID-MARKET SECURITIES, LLC., organized in 2003 is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates an office in New York. The Company has a finite life which will terminate upon the occurrence of a specified terminating event or December 1, 2050, whichever occurs first.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

ESTIMATES
The preparations of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES
The Company is organized as a limited liability company ("LLC") whereby the member accounts for the Company's earnings, losses, deductions and credits on their individual income tax returns. Accordingly, these statements do not include any provision of Federal and state income taxes.

MEMBER EQUITY
In accordance with the Operating Agreement, the member has made an initial capital contribution to the Company in cash. Additional capital contributions shall be required only with the written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

NOTE 2: OTHER ASSET

Other asset consist of the following:

Prepaid expenses	$ 330

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has no operating leases for vehicles, equipment or office facilities.

NOTE 4: REGULATORY REQUIREMENTS

As a registered broker-dealer, the company is subject to the net capital provisions of rule 15c3-1 (a)(2)(vi) of the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital requirement of $5000 as defined, under such provision. At December 31, 2003 the Company had net capital of $7,267 which exceeded the requirements by $2,267.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2003

SCHEDULE 1
MID-MARKET SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISION AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total members' equity	$ 7,597
Total capital	7,597
Deductions and/or charges	
Non-allowable assets	330
Net capital before haircuts on securities positions	
Haircuts on securities positions	-0-
NET CAPITAL	$ 7,267
COMPUTATION OF AGGREGATE INDEBTNESS	
Accounts payable, accrued expenses and other Liabilities includable in aggregate indebtness	$ -0-
AGGREGATE INDEBTNESS	$ -0-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 62/3% of aggregate Indebtedness or minimum net capital requirement)	$ 5,000
EXCESS NET CAPITAL	$ 2,267
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 7,267
RATIO: AGGREGATE INDEBTNESS TO NET CAPITAL	$ 0 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 7,597
Increases (decreases) resulting from December 31, 2003 audit adjustments, net	$ (330)
Net capital, as included in this report	$ 7,267

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Mount Kisco, N.Y.

In the planning and performing my audit of the financial statements of Mid Market Securities, LLC for the year ended December 31, 2003, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of Board of Governers of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list objectives of the practices and procedures listen in the preceding paragraph.

973-992-8989
FAX 973-716-0832
800-799-4785
info@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that Might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objective.

This report is intended solely for the information and use of the Members management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant
Livingston, NJ
February 5, 2004

973-992-8989
FAX 973-716-0832
800-799-4785
info@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688